

March 15, 2011

Via E-mail

Lecia L. Walker
Chief Executive Officer
Original Source Entertainment, Inc.
8201 South Santa Fe Drive #229
Littleton, Colorado 80120

> **Re: Original Source Entertainment, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 17, 2011**
> **File No. 333-169732**

Dear Ms. Walker:

We have reviewed your registration statement and response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated October 29, 2010.

Prospectus Summary, page 7

1.   We note your revised disclosure on pages 7 and 20 in response to prior comment 7. Please tell us the names of your current customers referenced on page 20, which include three major television networks, a production company and an independent film maker, and the portion of your revenues generated by each. Please also specify if your current customers are the television networks themselves or are local affiliates of such television networks. To the extent you reference any customers by name in your prospectus, consider whether they are representative of your customers generally and disclose the portion of your revenues generated by any such customer. In this regard, please remove the references to any named television networks who are not current customers.

Risk Factors

2. We cannot offer any assurance as to our future financial results, page 9

2.   Please update your disclosure to identify the deficit for the fiscal year ended
        December 31, 2010.

12. Our officers and directors have other business activities and will only …, page 12

3.   The disclosure in this risk factor regarding the number of hours per week that Ms.
        Walker will work for you does not appear to be consistent with the disclosure on page
        30. Please clarify.

Growth Strategy, page 22

4.   Please disclose how becoming more established in the source music niche will help
        you gain access to the cues and transitional music and television programming
        transitions market.

Use of Proceeds, page 25

5.   We note your response to our prior comment 15 and have the following comment.
        You disclose that if you are unable to raise the funds needed, Ms. Walker has verbally
        agreed to lend you the necessary funds to move forward with marketing and
        promotion activities and that such loans will be provided "as her personal budget
        allows, considering each marketing or promotional activity individually." Please
        explain in greater detail what this means. Please disclose if there is a maximum
        amount that Ms. Walker is willing and able to loan to you. Please disclose whether
        Ms. Walker will make loans to you only on a project-by-project basis and, if so,
        disclose the relevant factors that will be considered in determining whether or not to
        make such loans. Finally, please add a risk factor describing the risks associated with
        your potential dependence on Ms. Walker for liquidity purposes.

        Please contact Phil Rothenberg, Staff Attorney, at (202) 551-3466 or, in his absence,
the undersigned at (202) 551-3457 with any questions. If you require further assistance,
please contact Barbara C. Jacobs, Assistant Director, at (202) 551-3735.

                                        Sincerely,

                                        /s/ Maryse Mills-Apenteng

                                        Maryse Mills-Apenteng
                                        Special Counsel

cc: Jody M. Walker (Via E-mail)
         Attorney at Law